Allianz Life Insurance Company of North America

Michael S. Fischer
Vice President, Deputy General Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-5839
mike.fischer@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

VIA EDGAR

April 1, 2015

Re:       Allianz Life Insurance Company of North America and Allianz Life Variable Account B (SEC File No. 811-05618)

Rule 485(a) Amendment to Registration Statement No.	( ‘33 Act) Post-Effective Amendment No.	(’40 Act) Amendment No.
333-182987	12	423
333-139701	44	424
333-171427	22	425
333-182989	9	426
333-169265	21	427

    Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C (SEC File No. 811-05716)

Rule 485(a) Amendment to Registration Statement No.	( ‘33 Act) Post-Effective Amendment No.	(’40 Act) Amendment No.
333-182990	11	213
333-143195	44	214
333-171428	23	215
We received oral comments from you on March 20, 2015 with respect to Registrant’s above-referenced Post-Effective Amendments to Registration Statements. This letter responds to those comments.

Attached to this letter are pages from the prospectus for the Allianz Vision Variable Annuity for contracts issued on or after April 29, 2013 (333-182987) redlined against the courtesy copy of the prospectus we sent you on February 17, 2015, revised to respond to your comments on this filing. We applied these comments to the other prospectuses where appropriate.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the prospectus for the Allianz Vision Variable Annuity for contracts issued on or after April 29, 2013.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on February 17, 2015.

Rate Sheet Prospectus Supplements
Comments:
a)	The Rate Sheet Prospectus Supplements cannot be placed in a prospectus appendix. These supplements must be attached to the front of the prospectus.

b)	Please remove the sentence stating you are under no obligation to provide notice that the supplement is no longer in effect.

c)	Please remove the sentence regarding confirming current rates with a Financial Professional.

d)	In the Income Protector Rates Table, please change the title of the third column to “Payment Percentages Table.”

e)	In the first bullet of the Note to the Income Protector Rate Sheet Prospectus Supplement, please clearly state the minimum exercise age.

f)	Please acknowledge that on all future Rate Sheet Prospectus Supplements you will add a sentence stating that this supplement replaces and supersedes all prior Rate Sheet Prospectus Supplements.

g)	Please add a sentence to both Rate Sheet Prospectus Supplements stating where this document can be found on the EDGAR website.

h)	Please acknowledge that all historical Rate Sheet Prospectus Supplement values will appear in an appendix to either the prospectus or the SAI.

Responses:
a)	Acknowledged.

b)	Revised as requested.

c)	Revised as requested.

d)	Revised as requested.

e)	Revised as requested.

f)	Acknowledged.

g)	Revised as requested.

h)	Acknowledged.

1.	Cover Page (pages 1 and 2)
Comments:
a)
Instead of removing the paragraph describing the Income Focus, please state the benefit is no longer available and provide a cross reference to the appendix that discusses this benefit for existing owners.

b)	Please state that the Rate Sheet Prospectus Supplement applies only to currently issued riders.

c)	Please provide a cross reference to the appendix where the Rate Sheet Prospectus Supplement information for older versions of benefits can be found.

Responses:
a)	Revised as requested.

b)	Revised as requested.

c)	Revised as requested.

2.	Glossary (pages 6-10)
Comment:
In the definition of Annual Increase Percentage, please refer the reader to the Rate Sheet Prospectus Supplement provided at the time of purchase as this supplement will no longer appear in an appendix. Also please remove reference to potential future changes to the Annual Increase Percentage.

This comment also applies to the definitions of Earliest Anniversary, Future Anniversary, Guarantee Percentage, Guarantee Years, and Payment Percentages.

Response:
Revised as requested.

3.	Fee Tables - Examples (page 14)
Comment:
Please revise the examples to reflect the most expensive combination of benefits that were ever offered by this prospectus for each time period assuming those owners can still make additional purchase payments.

Response:
Revised as requested.

4.	Selection of Optional Benefits (pages 49 - 51)
Comment:
In the first sentence of the paragraph that appears directly above the “Replacing Optional Benefits” heading, please restore the references to Income Focus assuming existing owners can still remove this benefit from their contract.

Response:
Revised as requested.

5.	Section 11.a - Income Protector (pages 52 - 51)
Comments:
a)
In the paragraph describing the Income Protector Rate Sheet Prospectus Supplement, please refer the reader to the supplement provided at the time of purchase as this supplement will no longer appear in an appendix.

This comment also applies to the Investment Protector Rate Sheet Prospectus Supplement.

b)	In the paragraph describing the Income Protector Rate Sheet Prospectus Supplement, please change the word “reduce” to “change” in the second sentence.

This comment also applies to the Investment Protector Rate Sheet Prospectus Supplement.

c)
In the first sentence of the first paragraph under the “Calculating Your Lifetime Plus Payments” heading please remove the word “current” when discussing the Payment Percentage provided by the Income Protector Rate Sheet Prospectus Supplement. Please also make this change to any other such occurrence in the prospectus.

Responses:
a)	Revised as requested.

b)	Revised as requested.

c)	Revised as requested.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that they do not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:         /s/ Michael S. Fischer

            Michael S. Fischer